August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (704) 386-1670

Kenneth D. Lewis
Chief Executive Officer
Bank of American Corp.

Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255

> **Re: Bank of America Corp.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 01-6523**

Dear Mr. Lewis:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 7

1. You provide disclosure regarding two consultants who served the Compensation Committee in 2006. Revise your discussion to more specifically discuss the services provided by the consultants and the nature and the scope of their assignments. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

2. It appears that the Compensation Committee has a significant role in providing oversight and control over the executive compensation program of Bank of America. However, your discussion indicates that the Board retains a certain amount of oversight, where the Committee makes recommendations to the Board and also provides the Board with information, including the executive officers tally sheets. Revise this section to clarify the extent to which the Committee's authority to approve compensation is limited and therefore ultimate approval requires Board action. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 19

3. You disclose that the Committee considers business line performance in setting the compensation of executives who have significant line of business responsibilities. You also discuss, in detail, the factors the Committee considered in setting Mr. Lewis' compensation. To the extent that the decision making process for the other named executive officers was different, including a consideration of other performance measurements, please discuss the compensation determinations for those named officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v, vi, and vii) of Regulation S-K.

4. One of the questions to be addressed as part of the Compensation Discussion and Analysis section is how the amount of each element of compensation was determined. You provide disclosure regarding various factors considered by the Committee and by the CEO in making recommendations to the Committee, including peer group compensation information, corporate level performance targets, performance compared to the performance of your two peer groups and performance of individual business units (for executive officers with line of business responsibilities). However, your discussion of the process for determining cash incentive compensation and the size of long term compensation do not directly tie any of these factors to the ultimate compensation decision. Please revise your discussion to indicate the extent to which the size of the compensation provisions are directly tied to particular measurements of corporate performance or to match a particular measurement of peer group pay practices. To the extent that these factors are considered and inform the Committee's determination, but the ultimate decision on the size or target payout is set using the Committee's discretion, please discuss the use of discretion. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

5. There appears to be significant differences in the amounts paid to Mr. Lewis and the amounts paid to the other named executive officers. Revise the disclosure to discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Bank of America's compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

Impact of SEC and Accounting Rules on Compensation Disclosure, page 25

6. In what appears to be a closing piece of your Compensation Discussion and Analysis, you provide disclosure and a table which shows how you viewed compensation amounts when determining the total compensation for the named executives. Revise your disclosure to ensure that this table is not given greater prominence than the required tables, including the Summary Compensation Table. In particular, please refrain from using the heading "Alternative Summary Compensation Table" which appears to present your table of compensation actions as part of the same series of tables as the Summary Compensation Table, as the other tables appear to be part of your analysis of your compensation decisions and should be presented as such. Finally, please clarify that while your table is presented to explain how you view the disclosure, you should explain that your alternative table and disclosure are not a substitute for the complete information required by the SEC's rules.

Summary Compensation Table, page 27

7. You provide a number of detailed footnotes to the Summary Compensation Table and the Grant of Plan Based Awards Table. Please limit the use of footnotes to required disclosure or other information explaining adjustments or assumptions. Please place more broad-based explanatory information in the narrative discussion of these tables called for by Item 402(e) of Regulation S-K or in your CD&A, as appropriate.

8. Revise to disclose the assumptions used to value the restricted stock awards, or make reference to the relevant portion of your notes to financial statement or Management's Discussion and Analysis called for by the Instructions to 402(c)(v) and (vi) of Regulation S-K.

Certain Transactions, page 42

9. Please revise your discussion of credit relationships between Bank of America and your officers and directors to include the full representation required by

Instruction 4(c) to Item 404(a) of Regulation S-K.

<u>Closing Comment</u>

Please respond to our comments by September 14, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel